APPENDIX A:
INVESTMENT RISKS

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Sporty Dog Creations to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITED SERVICES

Sporty Dog Creations operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sporty Dog Creations to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sporty Dog Creations competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Sporty Dog Creations's core business or the inability to compete successfully against the with other competitors could negatively affect Sporty Dog Creations's financial performance.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Sporty Dog Creations might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Sporty Dog Creations is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT SPORTY DOG CREATIONS

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sporty Dog Creations's financial performance or ability to continue to operate. In the event Sporty Dog Creations ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

UNINSURED LOSSES

Although Sporty Dog Creations will carry some insurance, Sporty Dog Creations may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Sporty Dog Creations could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Sporty Dog Creations's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Sporty Dog Creations needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Sporty Dog Creations or management), which is responsible for monitoring Sporty Dog Creations's compliance with the law. Sporty Dog Creations will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Sporty Dog Creations is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Sporty Dog Creations fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Sporty Dog Creations, and the revenue of Sporty Dog Creations can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.